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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              TEARDROP GOLF COMPANY
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   878190 10 7
                                 (CUSIP Number)

                              Steven C. Barre, Esq.
                            Associate General Counsel
                              U.S. Industries, Inc.
                              101 Wood Avenue South
                            Iselin, New Jersey 08830
                               Tel: (732) 767-2234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subject amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 878190 10 7                   13D                    Page 2 of 9 pages



(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     U.S. INDUSTRIES, INC.
     22-3568449

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE  INSTRUCTIONS)(a)___
                                                                         (b)_X_

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [  ]
     PURSUANT TO ITEMS 2(D)OR 2(E)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


NUMBER OF           (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY             -0-
OWNED BY
EACH                (8)  SHARED VOTING POWER
REPORTING
PERSON                   1,024,186
WITH
                    (9)  SOLE DISPOSITIVE POWER

                         -0-

                    (10) SHARED DISPOSITIVE POWER

                         1,024,186

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,186

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.  878190 10 7                    13D                  Page 3 of 9 pages



(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     USI ATLANTIC CORP.
     22-3369326


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE  INSTRUCTIONS) (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF           (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY             -0-
OWNED BY
EACH                (8)  SHARED VOTING POWER
REPORTING
PERSON                   1,024,186
WITH
                    (9)  SOLE DISPOSITIVE POWER

                         -0-

                    (10) SHARED DISPOSITIVE POWER

                         1,024,186

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,186

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.  878190 10 7                      13D                Page 4 of 9 pages



(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     USI AMERICAN HOLDINGS, INC.
     22-3363062

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE  INSTRUCTIONS) (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware



NUMBER OF                (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY
EACH                     (8)  SHARED VOTING POWER
REPORTING
PERSON                        1,024,186
WITH
                         (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              1,024,186

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,186

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [  ]
     (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.   878190 10 7                      13D               Page 5 of 9 pages



(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JUSI HOLDINGS, INC.
     22-3364074

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE  INSTRUCTIONS) (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware



NUMBER OF                (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY
EACH                     (8)  SHARED VOTING POWER
REPORTING
PERSON                        1,024,186
WITH
                         (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              1,024,186

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,186

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP No.   878190 10 7                   13D                  Page 6 of 9 pages


(1)  NAMES OF REPORTING  PERSONS.
     I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TA LIQUIDATION CORP., f/k/a TOMMY ARMOUR GOLF COMPANY
     51-0305225

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE  INSTRUCTIONS) (a)___
                                                                          (b)_X_

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     0O

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [  ]
     PURSUANT TO ITEMS 2(D) OR 2(E)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware



NUMBER OF                (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY
EACH                     (8)  SHARED VOTING POWER
REPORTING
PERSON                        1,024,186
WITH
                         (9)  SOLE DISPOSITIVE POWER

                              -0-

                         (10) SHARED DISPOSITIVE POWER

                              1,024,186

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,186

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

                                                               Page 7 of 9 pages


Item 1. Security and Issuer.

          This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of TearDrop Golf Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1080 Lousons Road, Union, New Jersey 07083. This Amendment No. 3 is intended to amend the Schedule 13D filed by the undersigned Reporting Persons (the "Reporting Persons") on or about November 17, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 filed on or about April 7, 1998 and by Amendment No. 2 filed on or about July 2, 1998. Any capitalized term not defined in this Amendment No. 3 shall have the meaning assigned to it under the Schedule 13D.

Item 2. Identity and Background.

          (a), (b), (c) and (f). Schedule A attached hereto and incorporated herein by reference has been revised to reflect the name, business address, principal occupation and citizenship of the current executive officers and directors of each Reporting Person.

          (d) and (e). During the last five years, neither the Reporting Persons nor, to the best of their respective knowledge, any executive officer or director of the Reporting Persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

          Item 4 of the Schedule 13D, as amended, is hereby further amended, in pertinent part, to add the following:

     The Reporting Persons' current plan is to dispose of the Common Stock as promptly as possible. In addition, effective March 3, 1999, the representative of the Reporting Persons on the board of directors of the Issuer has resigned.

Item 5. Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D, as amended on or about April 7, 1998 and on or about July 2, 1998, is hereby amended and restated in its entirety as follows:

          (a) As of the close of business on March 24, 1999, the Reporting Persons beneficially own zero shares of Preferred Stock, and 1,024,186 shares of Common Stock, or approximately 19.6% of the Common Stock based on 5,224,890 shares of Common Stock issued and outstanding as of November 11, 1998, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998. All such shares are held by TAL. By reason of their relationship with TAL, USI, Holdings, USI Atlantic Corp. and JUSI may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, and, accordingly, may be deemed to beneficially own solely for purposes of the Schedule 13D and this Amendment No. 3 to Schedule 13D, the same 1,024,186 shares of Common Stock.

                                                               Page 8 of 9 pages

          (b) No amendment.

          (c) In the past sixty days, the Reporting Persons sold 84,147 shares of Common Stock through open market sales in the following transactions, all of which were effected on the NASDAQ SmallCap Market:


Reporting                               Number of      Price Per
Person                   Date           Shares         Share*

U.S. Industries, Inc.    03/18/99        6,100         $4.75
U.S. Industries, Inc.    03/18/99       16,000         $4.63
U.S. Industries, Inc.    03/18/99          200         $4.69
U.S. Industries, Inc.    03/18/99        7,200         $4.50
U.S. Industries, Inc.    03/19/99       13,400         $4.50
U.S. Industries, Inc.    03/19/99        5,000         $4.56
U.S. Industries, Inc.    03/19/99        3,000         $4.63
U.S. Industries, Inc.    03/22/99          547         $4.50
U.S. Industries, Inc.    03/22/99        2,700         $4.44
U.S. Industries, Inc.    03/22/99        3,000         $4.31
U.S. Industries, Inc.    03/23/99       12,100         $4.00
U.S. Industries, Inc.    03/23/99        1,500         $4.03
U.S. Industries, Inc.    03/23/99       10,100         $4.13
U.S. Industries, Inc.    03/24/99        3,300         $4.00

*Excluding commissions

Except as set forth herein, none of the Reporting Persons has effected any transaction in the shares of Common Stock during the past sixty days.

          (d) No amendment.

          (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

          The following is filed  herewith as an Exhibit to this  Amendment 3 to
Schedule 13D:

          1. Joint Filing Agreement pursuant to Rule 13d-1(f). Incorporated by reference to Exhibit 5 to Schedule 13D.

                                                               Page 9 of 9 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 1999

                              U.S. INDUSTRIES, INC.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Senior Vice President

                              USI AMERICAN HOLDINGS, INC.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Senior Vice President

                              USI ATLANTIC CORP.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Senior Vice President

                              JUSI HOLDINGS, INC.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Vice President

                              TA LIQUIDATION CORP.


                              BY:  /s/ George H. MacLean
                                   George H. MacLean,
                                   Vice President

                                  EXHIBIT INDEX

Exhibit No.                   Document

   1 Joint Filing Agreement (incorporated by reference to Exhibit 5 to Schedule 13D)

                                                                      SCHEDULE A


                              U.S. Industries, Inc.

All persons listed below are citizens of the United States, with the exception of Mr. Brian C. Beazer and Sir Harry Solomon, who are citizens of the United Kingdom.

                              Principal Occupation or      Residence or Business
Name                          Employment                   Address of
                                                           Organization
--------------------------------------------------------------------------------
Executive Officer-Directors
---------------------------

David H. Clarke               Chairman of the Board,        101 Wood Avenue So.
                              Chief Executive Officer,      Iselin, NJ 08830
                              U.S. Industries, Inc.

John G. Raos                  President, Chief Operating    101 Wood Avenue So.
                              Officer, Director, U.S.       Iselin, NJ  08830
                              Industries, Inc.


Non-Officer Directors
---------------------

Brian C. Beazer               Chairman of Beazer Homes      330 East 38th Street
                              USA, Inc.                     #34D
                                                            New York, NY  10016

William E. Butler             Director, Applied Industrial  1111 Superior Avenue
                              Technologies, Inc., Ferro     Cleveland, OH 44114
                              Corporation, The Goodyear
                              Tire & Rubber Company,
                              Pitney-Bowes, Inc. and U.S.
                              Industries, Inc.




John J. McAtee, Jr.           President of McAtee &        McAtee & Company, LLC
                              Company, LLC                 411 West Putnam Ave.
                                                           Suite 305
                                                           Greenwich, CT  06830




The Hon. Charles H. Price II  Retired Chairman, President, One West Armour Blvd
                              Chief Executive Officer of   #300
                              Ameribanc, Inc.              Kansas City, MO 64111


Sir Harry Solomon          Founder, Director and retired  3 Coach House Yard
                           Chairman of Hillsdown          Hampstead High Street
                           Holdings plc                   London,England NW31-QD


Royall Victor, III       Retired Managing Director of     208 Via Tortuga
                         Chase Securities, Inc.'s         Palm Beach, FL  33480
                         Investment Banking Group


Mark Vorder Bruegge      Vice Chairman of United         4731 Mint Drive
                         American Bank of Memphis,       Memphis, TN  38117
                         TN





Robert R. Womack         Chairman and Chief Executive   14801 Quorum Drive
                         Officer, USI Bath and          Dallas, TX 75240-7584
                         Plumbing Products

Name                     Principal Occupation or       Residence or Business
                         Employment                    Address of
                                                       Organization
--------------------------------------------------------------------------------
Executive Officers
------------------




John F. Bendik         Executive Vice President, U.S.   101 Wood Avenue South
                       Industries, Inc.                 Iselin, New Jersey 08830





George H. MacLean     Senior Vice President, General   101 Wood Avenue South
                      Counsel, Secretary, U.S.         Iselin, New Jersey  08830
                      Industries, Inc.





James O'Leary        Senior Vice President and        101 Wood Avenue South
                     Chief Financial Officer, U.S.    Iselin, New Jersey 08830
                     Industries, Inc.




Dorothy E. Sander    Senior Vice President--          101 Wood Avenue South
                     Administration, U.S.             Iselin, New Jersey 08830
                     Industries, Inc.




Diana E. Burton      Vice President--Investor         101 Wood Avenue South
                     Relations, U.S. Industries, Inc. Iselin, New Jersey 08830





Robert P. Noonan    Controller, U.S. Industries,      101 Wood Avenue South
                    Inc.                              Iselin, New Jersey  08830




Peter F. Reilly     Treasurer, U.S. Industries,       101 Wood Avenue South
                    Inc.                              Iselin, New Jersey 08830

                       USI Atlantic Corp.

All persons listed below are citizens of the United States, with the exception of Mr. Brian C. Beazer and Sir Harry Solomon, who are citizens of the United Kingdom.


 Name               Principal Occupation or      Residence or Business
                    Employment                   Address of
                                                 Organization
--------------------------------------------------------------------------------
Executive Officer-Directors
---------------------------




David H. Clarke     Chairman of the Board, Chief   101 Wood Avenue South
                    Executive Officer, U.S.        Iselin, New Jersey  08830



George H. MacLean   Counsel, Secretary, U.S.       101 Wood Avenue South
                    Industries, Inc.               Iselin, New Jersey  08830





Non-Officer Directors
----------------------



Brian C. Beazer   Chairman of Beazer Homes        330 East 38th Street, #34D
                  USA, Inc.                       New York, NY  10016




Sir Harry Solomon  Founder, Director and retired  3 Coach House Yard
                   Chairman of Hillsdown          Hampstead High Street
                   Holdings plc                   London, England  NW31-QD


Royall Victor, III Retired Managing Director of   208 Via Tortuga
                   Chase Securities, Inc.'s       Palm Beach, FL  33480
                   Investment Banking Group



Executive Officers
-------------------

John F. Bendik    Executive Vice President, U.S.  101 Wood Avenue South
                  Industries, Inc.                Iselin, New Jersey  08830




James O'Leary     Senior Vice President and       101 Wood Avenue South
                  Chief Financial Officer, U.S.   Iselin, New Jersey  08830
                  Industries, Inc.




Dorothy E. Sander Senior Vice President--         101 Wood Avenue South
                  Administration, U.S.            Iselin, New Jersey  08830
                  Industries, Inc.




Diana E. Burton   Vice President--Investor         101 Wood Avenue South
                  Relations, U.S. Industries, Inc. Iselin, New Jersey  08830




Robert P. Noonan  Controller, U.S. Industries,     101 Wood Avenue South
                  Inc.                             Iselin, New Jersey 08830




Peter F. Reilly  Treasurer, U.S. Industries,       101 Wood Avenue South
                 Inc.                              Iselin, New Jersey 08830

                           USI American Holdings, Inc.

All persons listed below are citizens of the United States.



                              Principal Occupation or      Residence or Business
Name                          Employment                   Address of
                                                           Organization
--------------------------------------------------------------------------------

Executive Officer-Directors
---------------------------



David H. Clarke     Chairman of the Board, Chief      101 Wood Avenue South
                    Executive Officer, U.S.           Iselin, New Jersey  08830
                    Industries, Inc.




George H. MacLean   Senior Vice President, General     101 Wood Avenue South
                    Counsel, Secretary, Director,      Iselin, New Jersey 08830
                    U.S. Industries, Inc.




John G. Raos        President, Chief Operating         101 Wood Avenue South
                    Officer, Director, U.S.            Iselin, New Jersey 08830
                    Industries, Inc.




Executive Officers
------------------



John F. Bendik      Executive Vice President, U.S.     101 Wood Avenue South
                    Industries, Inc.                   Iselin, New Jersey 08830




James O'Leary       Senior Vice President and          101 Wood Avenue South
                    Chief Financial Officer, U.S.      Iselin, New Jersey 08830
                    Industries, Inc.




Dorothy E. Sander   Senior Vice President--            101 Wood Avenue South
                    Administration, U.S.               Iselin, New Jersey 08830
                    Industries, Inc.




Diana E. Burton     Vice President--Investor           101 Wood Avenue South
                    Relations, U.S. Industries, Inc.   Iselin, New Jersey 08830




Robert P. Noonan    Controller, U.S. Industries,       101 Wood Avenue South
                    Inc.                               Iselin, New Jersey 08830




Peter F. Reilly     Treasurer, U.S. Industries,        101 Wood Avenue South
                    Inc.                               Iselin, New Jersey 08830

                              JUSI Holdings, Inc.

All persons listed below are citizens of the United States.




Name                 Principal Occupation or           Residence or Business
                     Employment                        Address of
                                                       Organization
--------------------------------------------------------------------------------
Executive Officer-Directors
---------------------------



Steven C. Barre     Associate General Counsel,         101 Wood Avenue South
                    U.S. Industries, Inc.              Iselin, New Jersey 08830




J. Kiernan White    Vice President, Director, JUSI     2 MetroPlex Drive
                    Holdings, Inc.                     Suite 102
                                                       Birmingham, Alabama 35209


Executive Officers
-------------------

Michael S. Davis    Controller-Asset Administration,   16 East 34th Street
                    U.S. Industries, Inc.              New York, New York 10016




George H. MacLean   Senior Vice President, General     101 Wood Avenue South
                    Counsel, Secretary, U.S.           Iselin, New Jersey 08830
                    Industries, Inc.

                              TA Liquidation Corp.,

                                formerly known as

                            Tommy Armour Golf Company

All persons listed below are citizens of the United States.




Name               Principal Occupation or            Residence or Business
                   Employment                         Address of
                                                      Organization
--------------------------------------------------------------------------------
Executive Officer-Directors
---------------------------


George H. MacLean   Senior Vice President, General     101 Wood Avenue So.
                    Counsel, Secretary, U.S.           Iselin, NJ  08830
                    Industries, Inc.


Executive Officers
------------------

John G. Raos        President, Chief Operating         101 Wood Avenue So.
                    Officer, U.S. Industries, Inc.     Iselin, NJ  08830




Michael S. Davis    Controller-Asset Administration,   16 East 34th Street
                    U.S. Industries, Inc.              New York, NY 10016




Peter F. Reilly     Treasurer, U.S. Industries, Inc.   101 Wood Avenue So.
                                                       Iselin, NJ  08830